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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                               SCHEDULE 13G/A-5
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                      (Amendment No. 5 - Final Amendment)


                             GLOBAL CROSSING LTD.
                ----------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $0.01 per share
                ----------------------------------------------
                        (Title of Class of Securities)


                                  G3921A-100
                ----------------------------------------------
                                (CUSIP Number)


                               December 31, 2003
                ----------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)
         |_|  Rule 13d-1(c)
         |x|  Rule 13d-1(d)


         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
CUSIP No. G3921A-100            Schedule 13G/A-5

-------------------------------------------------------------------------------


-------------------------------------------------------------------------------

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Gary Winnick
-------------------------------------------------------------------------------

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  |_|
                                                                    (b)  |X|

-------------------------------------------------------------------------------

3.     SEC USE ONLY

-------------------------------------------------------------------------------

4.     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------

NUMBER OF
                                    5.   SOLE VOTING POWER          -0-
SHARES
                                    -------------------------------------------
BENEFICIALLY
                                    6.   SHARED VOTING POWER        -0-
OWNED BY
                                    -------------------------------------------
EACH REPORTING                      7.   SOLE DISPOSITIVE POWER     -0-

PERSON WITH:                        -------------------------------------------
                                    8.   SHARED DISPOSITIVE POWER   -0-

-------------------------------------------------------------------------------

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
-------------------------------------------------------------------------------

10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                         |_|
-------------------------------------------------------------------------------

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          0%
-------------------------------------------------------------------------------

12.    TYPE OF REPORTING PERSON

          IN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Pacific Capital Group, Inc.
-------------------------------------------------------------------------------

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  |_|

                                                                   (b)  |X|

-------------------------------------------------------------------------------

3.     SEC USE ONLY


-------------------------------------------------------------------------------

4.     CITIZENSHIP OR PLACE OF ORGANIZATION

          California
-------------------------------------------------------------------------------

NUMBER OF                           5.   SOLE VOTING POWER          -0-

SHARES                              -------------------------------------------

BENEFICIALLY                        6.   SHARED VOTING POWER        -0-

OWNED BY                            -------------------------------------------
                                    7.   SOLE DISPOSITIVE POWER     -0-
EACH REPORTING
                                    -------------------------------------------
PERSON WITH:                        8.   SHARED DISPOSITIVE POWER   -0-

-------------------------------------------------------------------------------

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
-------------------------------------------------------------------------------

10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                        |_|

-------------------------------------------------------------------------------

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          0%
-------------------------------------------------------------------------------

12.    TYPE OF REPORTING PERSON

          CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GKW Unified Holdings, LLC
-------------------------------------------------------------------------------

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) |_|

                                                                   (b) |X|
-------------------------------------------------------------------------------

3.     SEC USE ONLY

-------------------------------------------------------------------------------

4.     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------

NUMBER OF                           5.   SOLE VOTING POWER          -0-

SHARES                              -------------------------------------------

BENEFICIALLY                        6.   SHARED VOTING POWER        -0-

OWNED BY                            -------------------------------------------
                                    7.   SOLE DISPOSITIVE POWER     -0-
EACH REPORTING
                                    -------------------------------------------
PERSON WITH:                        8.   SHARED DISPOSITIVE POWER   -0-

-------------------------------------------------------------------------------

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
-------------------------------------------------------------------------------

10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                         |_|
-------------------------------------------------------------------------------

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%

-------------------------------------------------------------------------------

12.    TYPE OF REPORTING PERSON

          CO
-------------------------------------------------------------------------------

                                 SCHEDULE 13G

         This Amendment No. 5 - Final Amendment (the "Amendment") constitutes the final amendment of the Statement on Schedule 13G, dated February 12, 1999, as amended (the "Schedule 13G"), relating to shares of the common stock, $0.01 par value per share (the "Common Stock"), of Global Crossing Ltd. (the "Company"). Pursuant to Rule 13d-2 of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby file this
Schedule 13G Statement on behalf of Gary Winnick, Pacific Capital Group, Inc., a California corporation ("PCG"), and GKW Unified Holdings, LLC, a Delaware limited liability company ("GKW"). The foregoing Gary Winnick, PCG and GKW are sometimes hereinafter referred to as the "Reporting Persons."

         Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the
Schedule 13G.

Item 4.  Ownership.

         Item 4 is hereby amended and supplemented as follows:

         (a), (b), (c) All equity securities of the Company (including, but not limited to, common stock, preferred stock, stock options and warrants) were cancelled in connection with its emergence from bankruptcy on December 9, 2003. Accordingly, Gary Winnick, PCG and GKW no longer beneficially own any equity securities of the Company.

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2004

                                                  By:  /s/ Gary Winnick
                                                       -----------------------
                                                       GARY WINNICK


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 10, 2004                                 PACIFIC CAPITAL GROUP, INC.


                                                  /s/ Gary Winnick
                                                  ---------------------------
                                                  Gary Winnick
                                                  Chairman and Chief Executive
                                                  Officer


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 10, 2004                                 GKW UNIFIED HOLDINGS, LLC


                                                  By: /s/ Gregg W. Ritchie
                                                      -------------------------
                                                      Gregg W. Ritchie
                                                      Chief Financial Officer

                                 EXHIBIT INDEX



Exhibit
Number       Title                                                       Page
-------      -----                                                       ----

1            Joint Filing Agreement among the Reporting Persons
             pursuant to Rule 13d-1(k)(1).                                8

                                   EXHIBIT 1

                            JOINT FILING AGREEMENT


         The undersigned hereby agree that this Amendment No. 5 - Final Amendment to the Statement on Schedule 13G, dated February 12, 1999 (the "Schedule 13G"), with respect to the common stock, par value $0.01 per share, of Global Crossing Ltd., is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the
Schedule 13G and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 10th day of February, 2004.


                                          /s/ Gary Winnick
                                          ---------------------------------
                                          GARY WINNICK


                                          PACIFIC CAPITAL GROUP, INC.


                                          /s/ Gary Winnick
                                          --------------------------------
                                          Gary Winnick
                                          Chairman and Chief Executive Officer


                                          GKW UNIFIED HOLDINGS, LLC


                                          By: /s/ Gregg W. Ritchie
                                              ----------------------------
                                              Gregg W. Ritchie
                                              Chief Financial Officer